SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated May 19, 2008

Press Release dated May 22, 2008

Press Release dated May 26, 2008

Press Release dated May 29, 2008

Press Release dated May 29, 2008

Press Release dated May 29, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Corporate Secretary

Date: May 31, 2008

PRESS RELEASE

Eni and the Republic of Congo launch a new integrated model of cooperation

Point Noire, May 19, 2008 - Eni has today launched a new model of cooperation in Congo. The Eni model combines the traditional activities of hydrocarbon exploration and production with sustainability and important initiatives with unconventional and renewable sources.

Throughout the shared program with Eni, the Republic of Congo will maximise its own potential as a major energy producing country and become a benchmark in Africa in the tar sands and biofuels field, as a further benefit of food farming development. Eni, which in the four-year period from 2008-2011, will invest 3 billion dollars in Congo, generating an expected equity production of 150 million boe. Eni has developed its operations in the country thanks to close collaboration with the Congolese authorities. This close relationship has resulted in the new agreements signed today.

Eni has reached agreement for the exploration and exploitation of non-conventional oil in tar sands in Tchikatanga and Tchikatanga-Makola, two areas covering a total of 1,790 square km which show enormous potential. According to preliminary studies undertaken on a 100 square km area, recoverable reserves are estimated at between 2.5 billion barrels unrisked and 500 million barrels risked.

The agreement will allow Eni to consolidate its unique skills in tar sands taking advantage of proprietary Eni Slurry Technology (EST) for improvement of the quality of heavy oils.

The project will also benefit from synergies resulting from the close proximity of the M’Boundi oilfield. Gas associated with oil production in this area can also be used to supply the EST plant and enrich the heavy oil, while achieving the goal of reducing atmospheric emissions under the Kyoto protocol.

The Memorandum of Understanding on the Food Plus Biodiesel project outlines a framework for collaboration in the use of vegetable oils from palm tree cultivation on approximately 70,000 unfarmed hectares in the Niari region, in the North West of the Country. This land is expected to produce approximately 340 thousand tonnes/year of crude palm oil, enough to cover domestic demand for food uses and produce 250,000 tonnes/year of biodiesel.

The project will employ approximately 10 thousand people and will establish a Consortium which will cooperate with the best international organisations to optimise agricultural production and development in local communities operating on the basis of the principles of protection of environment and of biodiversity.

Crude vegetable oil that will not be used for food will be destined to biodiesel production using Eni’s proprietary Ultra-Bio-Diesel technology. After a first pilot phase, the feasibility of building a bio-refinery in the Congo will be considered.

Construction of the new 450 electric Power Station nearby the Djeno oil terminal, which, by 2009, will contribute to the generation of electricity from gas for over 80% of the country’s requirements, while reducing gas flaring. The station, which will be owned by a new joint-stock company 20% owned by Eni Congo and 80% by the Republic of Congo, will be fuelled by the natural gas associated with the M’Boundi oilfields and, later, by the offshore discoveries of Marine Permit XII.

This initiative will monetize 56 million boe of natural gas reserves and associated liquids, producing the equivalent of some 22 thousand barrels of oil every day in Eni’s share. The initiative will benefit from the Clean Development Mechanism credits under the Kyoto protocol.

The industrial plan is in line with important social initiatives aimed at enhancing infant healthcare in Congo’s rural areas, promoted and developed by Eni Foundation, following the 2007 agreement with Congolese Health, Population and Family Ministry and local NGO foundation Congo Assistance.

The overall investment for the project amounts to approximately 8.5 million euros.

The project will implement several vaccination programs aimed at reducing the incidence of the most widespread infant diseases, involving more than 200,000 children (corresponding to about 30% of children in Congo).

The initiative also aims to raise the population’s awareness of disease prevention staff in the remote districts of the Country and improve the skills of local healthcare staff. The project involves the rural district of Niari, Cuvette and Koilou, where it is envisaged that the foundation will completely redevelop and equip 30 Peripheral Healthcare Centres. In the case of particularly remote communities mobile road units are expected to operate. In the Cuvette region, river-sailing equipped boats will also be used for the transportation of healthcare team.

The integrated model shared between Eni and the Republic of Congo creates the basis for a new cooperative process with producing countries allowing the promotion of industrial and energy development while respecting the environment and business sustainability.

Company contacts:

Press Office: Tel. 02.52031875 - 06.5982398
Free number for shareholders: 800940924
Swithcboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it
Website: www.eni.it

PRESS RELEASE

ANNUAL REPORT ON FORM 20-F 2007

Rome, May 22, 2008 - Eni’s Annual Report on Form 20-F for the year ended December 31, 2007, was filed with the U.S. Securities and Exchange Commission (SEC) on May 21, 2008.

The Annual Report on Form 20-F 2007 is available on the Publications section of Eni’s website, www.eni.it.

Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2007, free of charge, by filling in the request form found in Publications section or by emailing a request to segreteriasocietaria.azionisti@eni.it or to investor.relations@eni.it.

Company contacts:

Press Office: Tel. 02.52031875 - 06.5982398
Free number for shareholders: 800940924
Swithcboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Eni enters exclusivity agreement with Suez
for the acquisition of Distrigas

San Donato Milanese (Milan), May 26, 2008 - Eni announces that it has entered into an exclusivity agreement with Suez for the acquisition of a 57.25% stake in the Belgian company Distrigas.

Following a competitive tender process, which involved the main European gas operators, it was decided that Eni had offered the best conditions.

This period of exclusivity, which will last until May 29, 2008, will enable Eni to undertake final due diligence. Suez and Eni should sign a definitive sale agreement by May 29, 2008. The agreement will be conditional on the merger of Suez and Gaz de France, the pre-emption right of Publigas not being exercised and the approval of the European Commission.

Distrigas has been the leading supplier of natural gas to the industry, natural gas resellers and electricity producers in Benelux for over 75 years. Based in Belgium, at the intersection of the main European gas pipelines, Distrigas enjoys a strategic position and will therefore be able to further develop its Western European activities. In 2007, Distrigas reported a turnover of 4.3 billion euros and total sales of 17 billion cubic meters.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Eni becomes the primary gas operator in Belgium:
signed an agreement with Suez
for the acquisition of Distrigas

San Donato Milanese (Milan), May 29, 2008 - Eni signed today an agreement with Suez for the acquisition in cash of a 57.243% holding in the Belgian company Distrigas. The transaction is the result of the auction process started more than 6 months ago and that involved all the major European gas players. The stake sold by Suez has been disposed in the context of the remedies imposed by the European Commission to its merger with Gaz de France.

The acquisition of Distrigas represents a strategic opportunity for Eni, and confirms Eni’s objective of consolidating its leadership in the European gas sector by ensuring Eni a strong foothold in Belgium, a key country in the European gas market due to its geographic position and its high level of interconnectivity with the Centre-North European transit gas networks.

Distrigas, which is listed on the Euronext Brussels Stock Exchange, has been the leading supplier of natural gas to the industries, resellers and electricity producers in Belgium for over 75 years. It also sells gas in France, Germany, the Netherlands and Luxembourg, and is a participant in Interconnector UK Ltd, the company that owns the interconnection of the transit gas networks between Belgium and the UK, as well as the gas carrier Methania. Distrigas currently holds 16.4% in Interconnector UK Ltd, but has entered into a sale agreement to dispose of a 5% stake in Interconnector UK Ltd to Suez.

In 2007, Distrigas’ consolidated financial accounts reported a turnover of 4.3 billion euros, an EBIT of 439 million euros and a net income after minority interests equal to 294 million euros. The company’s shareholders equity was equal to 1.3 billion euros as of December 31, 2007 while net financial position was positive for 826 million euros. As at the same date total sales amounted to 17 billion cubic meters, of which 90% was supplied by longterm contracts with Norway, the Netherlands and Qatar.

The price recognized by Eni to Suez for the 57.243% holding in Distrigas is equal to 2,738.88 million euros or 6,809.64 euros per share in cash ex dividend. This represents a premium of 8.3% over the last closing price as of Friday, May 23 (euro 6,290 per share) or of 11.2% over the average share price over the last trading month (euro 6,125 per share). A gross dividend of 251.36 euro per share was paid on May 20. This price is potentially subject to upward adjustments at closing on the basis of the effective value at which Distrigas will sell Distrigas & Co, its subsidiary that commercialises gas transit capacity. If Distrigas receives over and within a period of five years from the buyer of Distrigas & Co, after the disposal of the company, a price adjustment due to an increase in transit tariffs, Eni will recognize such additional value pro quota to Suez (the "Distrigas & Co Price Increase").

Following the closing, Eni will launch a mandatory tender offer on the remaining shares of Distrigas at the same conditions. Further details about the mandatory tender offer will be provided in due course in a subsequent press release.

The acquisition will be carried out through Eni G&P Belgium SpA, a company wholly owned by Eni SpA.

The closing of the acquisition is expected to occur during 2008, and is subject, among others, to the approval of the European Commission, the approval of the GDF/SUEZ merger by the relevant shareholders and to the non exercise of its pre-emption right by Publigas on the 57.243% stake in Distrigas held by Suez - Publigas currently owns a 31.25% holding in Distrigas.

This press release will be available in French and Dutch from 20:00 on May 29, 2008.

Company contacts:

Press Office: Tel. 02.52031875 - 06.59822030
Free number for shareholders: 800940924
Swithcboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Eni offers to Suez a diversified portfolio of consideration assets as part of the acquisition of Distrigas

San Donato Milanese (Milan), May 29, 2008 - Simultaneously to the signing of the agreement for the acquisition of the 57.243% holding in Distrigas, Eni and Suez have entered into a framework agreement for the disposal to Suez of certain assets and/or activities. The assets are part of Eni’s optimization of its portfolio management and include assets in the upstream sector, power assets as well as gas assets. The Framework Agreement envisage the disposal to Suez of the following asset and/or the entry into the following agreements:

  long-term contracts for gas supply to be delivered in Italy and abroad for a period of up to 20 years;
  Italgas’ gas distribution network in Rome and certain neighbouring municipalities which has a total 5,300 km pipeline network, 1.5 bcm of gas distributed per year and over 1.2 million delivery points, at a price of 1.1 billion euro;
  the right to draw up to 1,100 MW of electricity from Eni’s power plants by means of a Virtual Power Plant ("VPP") agreement for a period of 20 years, at a price of 1.2 billion euro;
  participations in E&P fields, at a price of 273 million euro, and a supply contract for 0.9 bcm per year of LNG in equivalent gas in the Gulf of Mexico for a period of 20 years.

This press release will be available in French and Dutch from 20:00 on May 29, 2008.

Company contacts:

Press Office: Tel. 02.52031875 - 06.59822030
Free number for shareholders: 800940924
Swithcboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Announcement made in accordance with Article 8 of the Royal Decree of April 27, 2007 on Public Tender Offers

Eni signed today an agreement with Suez for the acquisition of Distrigas.
Following the closing of the acquisition, Eni will launch a mandatory tender offer on the remaining shares of Distrigas at the same conditions.

San Donato Milanese (Milan), May 29, 2008 - Eni signed today an agreement with Suez-Tractebel SA ("Suez") for the acquisition in cash of a 57.243% holding in the Belgian company Distrigas NV/SA. The transaction is the result of the auction process started more than 6 months ago and that involved all the major European gas players. The stake sold by Suez has been disposed in the context of the remedies imposed by the European Commission to its merger with Gaz de France.

The acquisition of Distrigas represents a strategic opportunity for Eni, and confirms Eni’s objective of consolidating its leadership in the European gas sector by ensuring Eni a strong foothold in Belgium, a key country in the European gas market due to its geographic position and its high level of interconnectivity with the Centre-North European transit gas networks.

Distrigas, which is listed on the Euronext Brussels Stock Exchange, has been the leading supplier of natural gas to the industries, resellers and electricity producers in Belgium for over 75 years. It also sells gas in France, Germany, the Netherlands and Luxembourg, and is a participant in Interconnector UK Ltd, the company that owns the interconnection of the transit gas networks between Belgium and the UK, as well as the gas carrier Methania. Distrigas currently holds 16.4% in Interconnector UK Ltd, but has entered into a sale agreement to dispose of a 5% stake in Interconnector UK Ltd to Suez.

In 2007, Distrigas’ consolidated financial accounts reported a turnover of 4.3 billion euros, an EBIT of 439 million euros and a net income after minority interests equal to 294 million euros. The company’s shareholders equity was equal to 1.3 billion euros as of December 31, 2007 while net financial position was positive for 826 million euros. As at the same date total sales amounted to 17 billion cubic meters, of which 90% was supplied by long-term contracts with Norway, the Netherlands and Qatar.

The price recognized by Eni to Suez for the 57.243% holding in Distrigas is equal to 2,738.88 million euro or 6,809.64 euro per share in cash ex dividend. This represents a premium of 8.3% over the last closing price as of Friday, May 23 (euro 6,290 per share) or of 11.2% over the average share price over the last trading month (euro 6,125 per share). A gross dividend of 251.36 euro per share was paid on May 20. This price is potentially subject to upward adjustments at closing on the basis of the effective value at which Distrigas will sell Distrigas & Co, its subsidiary that commercialises gas transit capacity. If Distrigas receives over and within a period of five years from the buyer of Distrigas & Co, after the disposal of the company, a price adjustment due to an increase in transit tariffs, Eni will recognize such additional value pro quota to Suez (the "Distrigas & Co Price Increase").

Following the closing of the acquisition, Eni will launch a mandatory tender offer on the remaining shares of Distrigas at the same conditions. Eni will pay for the shares tendered in the tender offer the same price per share paid to Suez, including the relevant pro quota of the Distrigaz & Co Price increase, if any. Because of the specific elements in this situation, the Banking, Finance and Insurance Commission has, by derogation to Article 53, first alinea, 2° of the Royal Decree of April 27, 2007 on Public Tender Offers, and to the extent necessary, decided that the weighted average trading price on the market of the Distrigas shares relates to the average of the 30 calendar days preceding the publication of the price made on May 29, 2008 pursuant to Article 8 of the said Royal Decree.

The acquisition will be carried out through Eni G&P Belgium SpA, a company wholly owned by Eni SpA.

The closing of the acquisition is expected to occur during 2008, and is subject, among others, to the approval of the European Commission, the approval of the GDF/SUEZ merger by the relevant shareholders and the non-exercise of its pre-emption right by Publigas on the 57.243% stake in Distrigas held by Suez. Publigas currently owns a 31.25% holding in Distrigas.

The acceptance period of the tender offer will start within forty business day after the closing of the acquisition.

This press release will be available in French and Dutch from 20:00 on May 29, 2008.

Company contacts:

Press Office: Tel. 02.52031875 - 06.59822030
Free number for shareholders: 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it